SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Bovespa (São Paulo) AMBV4 – Preferred AMBV3 – Common NYSE (New York) ABV – Preferred ABVc – Common

LABATT BREWERIES ENTERED INTO A SUPPORT AGREEMENT TO ACQUIRE
LAKEPORT BREWING INCOME FUND TRUST UNITS

São Paulo, February 1st, 2007 – Companhia de Bebidas das Américas – AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announced today that its subsidiary Labatt Brewing Company Limited (“Labatt”) has entered into a Support Agreement with Lakeport Brewing Income Fund (“Lakeport”).  Under this agreement, Labatt has agreed to offer a price of CDN$28.00 per unit of Lakeport for a total value of CDN$201.4 million.  A take-over bid circular will be mailed to unit holders within 21 days of today’s date and will contain the details of this offer.

The Lakeport Board of Trustees will recommend that unit holders accept Labatt’s offer to acquire the Fund’s units subject to certain fiduciary obligations.

Miguel Patricio, President of Labatt Breweries/AmBev’s Co-CEO said, “I am pleased to announce this agreement with Lakeport.  Labatt wishes to participate in the value brand segment of the highly competitive Ontario beer market and we look forward to building on Lakeport’s success in this area.  This announcement demonstrates our commitment to growing Labatt in Canada and ensuring that our consumers have as much choice as possible across all beer categories.”

The transaction is subject to notification to the Competition Bureau as is customary for transactions of this size.

The Companies

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma and Antarctica.  AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea.  AmBev has been present in Canada since 2004 through Labatt.

Founded in London, Ontario in 1847 and the proud brewer of more than 60 quality beer brands, Labatt is Canada’s largest brewery.

Lakeport is an Ontario-based brewery focused on producing value-priced quality beer for the Ontario market.  Lakeport pioneered the “24 for $24” value segment.  Lakeport produces nine proprietary beer brands, two of which, Lakeport Honey Lager and Lakeport Pilsener, are amongst the top-selling brands in the province.  Lakeport has approximately 200 full-time employees at its production facility in Hamiton, Ontario.  The Fund’s trust units trade on the TSX under the symbol TFR.UN (TFR stands for ‘two-four.’)

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
+55 11 2122-1415	+55 11 2122-1414

ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley

Graham Staley

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.